Exhibit 99.1

Sierra Metals Announces Restart of Production at Its Cusi Silver Mine, Mexico

  Production plans include recently announced high-grade silver discovery
  Silver expected to become a significant contributor to Company's Revenue Mix

TORONTO--(BUSINESS WIRE)--July 28, 2020--Sierra Metals Inc. (TSX: SMT) (NYSE American: SMTS) (BVL: SMT) ("Sierra Metals" or the "Company") announces that it has restarted operations and production at its Cusi Silver Mine in Mexico. The Company has implemented a process at the mine to mitigate COVID-19 risk to employees at the site, and the surrounding communities, through a testing and quarantine methodology similar to the Company's other operations.

Luis Marchese, CEO of Sierra Metals, commented: "I am very pleased that we are restarting operations and production at Cusi. The improved silver metal price provides for greater cash flow potential from Cusi, contributing to revenue for the Company. The management team expects to continue ramping ore throughput up to the targeted rate of 1,200 tonnes per day by the end of the year, and we have plans to update studies in the second half of the year for the next phase of Cusi."

He added, "Mine development work in the past month has prepared zones for production, including part of the high-grade Northeast-Southwest silver discovery, announced recently in our press release of June 18, 2020. The higher grades and wider zones of these structures are a source of further value creation for the company".

The Cusi Mine had remained in care and maintenance since April 1, 2020, due to the government-mandated shutdown to contain the advancement of COVID-19. This care and maintenance period allowed the management team to complete an optimized review of the entire mine operation. These changes have included an updated interpretation of the geological system at the Santa Rosa de Lima structure from a stockwork tonnage system to a vein model system. This change is expected to better control and improve head grades and reduce dilution. Mine development to bypass the previously announced area of subsidence and provide access to economic ore to provide feed for the mill has been advanced during this period.

The Company is currently drilling from the surface targeting its recently announced discovery of a new high-grade silver zone in an area called Northeast – Southwest System of Epithermal Veins adjacent to the Santa Rosa de Lima zone, as mentioned in the press release dated June 18, 2020. Plans to drill an additional 1,000 meters to understand better the mineralization of the new zone are underway.

As of its last National Instrument 43-101 published report in Dec 2017, Cusi has over four million tonnes of mineral resources in the Measured and Indicated category, with an average silver grade of 224 grams per tonne providing for contained metal of 59 million silver ounces. Management expects to update the mineral resource estimates which will include the latest available drilling information.

Silver production at Sierra Metals

Management expects that silver will become a significant contributor to the Company's revenue mix with the restart of the Cusi Silver Mine when combined with the silver by-product credits from the Company's Yauricocha and Bolivar Mines and the recent marked improvement in the silver metal price.

In 2019, Sierra Metals produced a total consolidated output of 3.4 million ounces of silver derived from its three mines. The Yauricocha mine in Peru was the largest contributor to the silver production with 1.8 million ounces, followed by Cusi with a production of 936,000 ounces, and Bolivar in Mexico with 640,000 ounces.

Copper is the most significant contributor to the Company's consolidated sales revenues, followed by precious metals then zinc and lead.

Quality Control

All technical data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals, is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777